               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                    -------------------------

                            FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK
               PURCHASE, SAVINGS AND SIMILAR PLANS
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[x]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

           For the fiscal year ended December 31, 2001

                               OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

           For the transition period from           to
                                           --------    -------

                  Commission file number 1-1550
                                         ------


Full title of the plan and the address of the plan if different from that of the issuer named below:



              CHIQUITA SAVINGS AND INVESTMENT PLAN



Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



               Chiquita Brands International, Inc.
                         Chiquita Center
                      250 East Fifth Street
                     Cincinnati, Ohio  45202

              CHIQUITA SAVINGS AND INVESTMENT PLAN


                            Contents
                            --------

                                                          Page(s)
                                                          -------
Report of Independent Auditors
------------------------------                                  1

Audited Financial Statements
----------------------------

   Statement of Net Assets Available for Benefits
   as of December 31, 2001 and 2000                             2

   Statement of Changes in Net Assets
   Available for Benefits for the Years Ended
   December 31, 2001 and 2000                                   3

   Notes to Financial Statements                            4 - 9

Supplemental Schedule
---------------------

   Schedule of Assets (Held At End of Year)                    10

Signature                                                      11
---------

Exhibit
-------

   Consent of Independent Auditors                      Exhibit 1


                 REPORT OF INDEPENDENT AUDITORS




Employee Benefits Committee
Plan Administrator of the
Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           /s/  ERNST & YOUNG LLP

Cincinnati, Ohio
June 13, 2002

              CHIQUITA SAVINGS AND INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE
                          FOR BENEFITS



                                             December 31,
                                     --------------------------
                                         2001           2000
                                     -----------    -----------
Investments, at fair value           $34,842,488    $39,426,517

Contributions receivable:
  Participant                                 --          4,184
  Company                              1,752,328      1,599,609
                                     -----------    -----------

Net assets available for benefits    $36,594,816    $41,030,310
                                     ===========    ===========

        See accompanying notes to financial statements.

              CHIQUITA SAVINGS AND INVESTMENT PLAN
               STATEMENT OF CHANGES IN NET ASSETS
                     AVAILABLE FOR BENEFITS




                                       Year Ended December 31,
                                      --------------------------
                                          2001          2000
                                      ------------  ------------
Investment income:
  Dividends                           $    620,178  $  2,767,568
  Interest                                  47,600        62,837

Net depreciation in fair
  value of investments                  (7,041,545)  (17,401,256)

Contributions:
  Participant                            2,323,862     2,530,479
  Company                                2,628,266     2,669,825
  Rollovers                                687,787       189,621
                                      ------------  ------------
                                          (733,852)   (9,180,926)

Less: Distributions to
      participants                      (3,701,642)   (9,830,460)
                                      ------------  ------------
Decrease in net assets
  available for benefits                (4,435,494)  (19,011,386)

Net assets available for benefits:
  Beginning of the year                 41,030,310    60,041,696
                                      ------------  ------------

  End of the year                     $ 36,594,816  $ 41,030,310
                                      ============  ============

        See accompanying notes to financial statements.

              CHIQUITA SAVINGS AND INVESTMENT PLAN
                 NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN
-----------------------

  The following description of the Chiquita Savings and Investment Plan (the "Plan") provides only general information.
Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
-------

  The Plan is a defined contribution plan available for participation by substantially all full-time and part-time domestic salaried employees of Chiquita Brands International, Inc. (the "Company" or "Plan Sponsor") and its participating subsidiaries who have completed two months of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants would become 100% vested in their accounts.

  The assets of the Plan at December 31, 2001 and 2000 are held by Putnam Fiduciary Trust Company (the "Trustee"). Pending investment in each fund's primary investment vehicle, the Trustee may invest monies temporarily in short-term investments.

Financial Condition of Plan Sponsor
-----------------------------------

   On March 19, 2002, the Plan Sponsor completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective. The assets of the Plan were legally protected from creditors during the bankruptcy proceedings, which commenced November 28, 2001.

  In accordance with the Plan Sponsor's Plan of Reorganization, all Chiquita Brands International, Inc. common stock, par value $.01 per share ("Chiquita Common Stock"), existing at December 31, 2001 was cancelled. These shares were converted into the right to receive shares of a new class of Chiquita Common Stock, par value $.01 per share, and 7-year warrants to subscribe for shares of the new Chiquita Common Stock. Every 1,000 shares of old Chiquita Common Stock were exchanged for 7.1 shares of new Chiquita Common Stock and 118.9 warrants. The warrants have an exercise price of $19.23 per share and will be exercisable through March 19, 2009.

Participant Accounts
--------------------

Participants may have up to six accounts under the Plan:


               Account                   Description of Account
-----------------------------------   --------------------------
Employee accounts:
  Employee Before-Tax Contributions   Reflect all before-tax,
  Employee After-Tax Contributions    after-tax and rollover
  Rollover Contributions              contributions, and the
                                      income, losses, withdrawals
                                      and distributions
                                      attributable to such
                                      contributions.


                                4


Company accounts:
  Matching Contributions              Reflect participant's share
  Profit Sharing Contributions        of Company contributions,
  Non-elective  Contributions         profit-sharing contributions
				      of certain merged plans,
                                      and an amount equal to
                                      participant's unspent
                                      employee credits contributed
                                      from the Company's separate
                                      welfare benefits plans, and
                                      the income, losses,withdrawals
                                      and distributions attributable
                                      to such contributions.

Prior to November 23, 2000, the Employee Before-Tax Contributions Account had two sub-accounts - the "Participant Restricted Contributions Account" and the "Participant Non-restricted Contributions Account." The Company Matching Contributions Account also had two sub-accounts - the "Company Restricted Contributions Account" and the "Company Non-restricted Contributions Account." Contributions to the restricted accounts were allocated to the Chiquita Common Stock Fund and could not be directed to other investment funds for a certain period of time (see "Participant Contributions" and "Company Contributions"). On November 23, 2000, all existing balances in the restricted accounts were transferred to the non-restricted accounts, which allowed participants to direct those balances to any investment fund.

Participant Contributions
-------------------------

  In 2002, participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 15% of compensation, subject to the non-discrimination standards of the Internal Revenue Code (the "Code"). Before-Tax Contributions were limited to 12% in 2001 and 2000.
Participants' taxable compensation is reduced by the amount of Before-Tax Contributions, and such amounts are contributed to the Plan on their behalf by the Company. A participant's Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($11,000 for 2002 and $10,500 for 2001 and 2000) as specified by the Code in Internal Revenue Service ("IRS") notices. The first 6% of compensation contributed to the Plan ("Eligible Participant Contributions") is eligible for employer matching contributions. Prior to 1989, participants could also elect to make After-Tax Contributions.

  Prior to November 23, 2000, Eligible Participant Contributions to the Chiquita Common Stock Fund were placed in the Participant Restricted Contributions Account. These restricted contributions were transferred to the Participant's Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. Effective November 23, 2000, the Plan was amended such that all participant contributions are now allocated directly to the Participant Non-restricted Contributions Account.

  Since January 16, 2001, participant contributions to the Chiquita Common Stock Fund have not been permitted. Participants have been permitted to keep existing balances at January 16, 2001 in the Chiquita Common Stock Fund. However, if a participant chooses to transfer any funds from the Chiquita Common Stock Fund to another investment fund after that date, the participant is not permitted to transfer those amounts back to the Chiquita Common Stock Fund.

  The Plan also accepts rollover contributions ("Rollovers") from other qualified plans or from certain individual retirement accounts. Rollovers are credited to a participant's Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, and are not eligible for matching contributions by the Company.

Company Contributions
---------------------

  The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions.
The Company's matching contributions are subject to the non-discrimination standards of the Code.

  BASIC MATCHING CONTRIBUTIONS The Basic Matching Contribution, amounted to 50% of Eligible Participant Contributions in 2001 and 2000. In 2002, the Basic Matching Contribution has been increased to 75% (or such higher percentage as the Plan Administrative Committee may in its discretion announce) of Eligible Participant Contributions.

  DISCRETIONARY MATCHING CONTRIBUTIONS The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. The Discretionary Matching Contribution amounted to 115% of Eligible Participant Contributions in 2001 and 100% in 2000.

  STOCK INCENTIVE MATCHING CONTRIBUTIONS Prior to January 1, 2001, the Company could, at its discretion, contribute an additional matching contribution for Eligible Participant Contributions invested in the Chiquita Common Stock Fund. Because, since January 16, 2001, participants have no longer been able to invest in the Chiquita Common Stock Fund, the Stock Incentive Matching Contribution was eliminated in 2001. The Stock Incentive Matching Contribution was 40% in 2000.

  Since November 23, 2000, all Company matching contributions have been made in cash, allocated to the Company Non-restricted Contributions Account and invested proportionally in the same fund options that participants have selected for their Before-Tax Contributions. Prior to November 23, 2000, all Company contributions were made in shares of Chiquita Common Stock and were allocated to the Company Restricted Contributions Account within the Chiquita Common Stock Fund. Prior to November 23, 2000, amounts allocated to the Company Restricted Contributions Account were transferred to the Company Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. An exception was made for 1999 Company Discretionary Matching Contributions, which were transferred to the Company Non-restricted Contributions Account on April 1, 2000. In addition, on November 23, 2000, all amounts then allocated to the Company Restricted Contributions Account were transferred to the Company Non-restricted Contributions Account.

  Under the Code, a participant's annual Before-Tax
Contributions, After-Tax Contributions, employer matching contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($40,000 for 2002, $35,000 for 2001 and $30,000 for 2000) or 100% (25% in
2001 and 2000) of the participant's compensation for that calendar year.

Investment Options
------------------

  Prior to January 16, 2001, participants could direct their contributions to any of the Plan's investment options. Since January 16, 2001, participants have not been permitted to direct new contributions, or allocate prior contributions, to the Chiquita Common Stock Fund. Participants may change the investment allocation of accumulated account balances daily. A participant's future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the "Plan Administrator") may change any of the investment funds offered to participants at its discretion.

Vesting
-------

  Participants are fully vested in their Employee Accounts. Company contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant becomes fully vested in Company Accounts immediately at age 65 while still actively employed or when employment terminates as a result of retirement, death or disability.

  The non-vested portions of a terminating participant's Company
Accounts are forfeited and used to reduce future Company contributions.

Withdrawals, Distributions and Loans
------------------------------------

  A participant's contributions, including all income and loss thereon, may be withdrawn only in limited circumstances, as permitted by the Code.

  Upon termination of service, participants may apply to receive a distribution of the vested portion of their account balance in a lump-sum amount or leave their account balance in the Plan until age 65. Distributions consist of cash or new Chiquita Common Stock from the Chiquita Common Stock Fund and cash from all other investment funds. In addition, other forms of distribution are permitted for participants' account balances from merged plans, including qualified joint and survivor annuities and monthly installment payments.

  Participants may, with the approval of the Plan Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth by the Plan Administrator.


SIGNIFICANT ACCOUNTING POLICIES
-------------------------------

Basis of Accounting
-------------------

  The accompanying financial statements of the Plan have been prepared on the accrual basis.

Use of Estimates
----------------

  The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Valuation of Investments
------------------------

  Chiquita Common Stock is valued at the last sales price reported on the New York Stock Exchange on the day of valuation. Units of participation in common/collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index Fund) are valued at redemption value. The shares of registered investment companies (the remainder of the funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

Securities Transactions
-----------------------

  Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income
----------------------------

  Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

INVESTMENTS
-----------

  The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

                                             December 31,
                                      -------------------------
                                           2001         2000
                                      -----------   -----------
  Putnam S&P 500 Index Fund           $ 9,367,560   $ 10,604,301

  Putnam New Opportunities Fund         7,726,294     12,079,641

  Putnam Stable Value Fund              5,585,766      4,201,660

  Pimco Total Return Fund               2,022,548        915,995

  Franklin Templeton Small Cap
    Growth Fund                         1,980,428      2,273,504

  During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                          Year Ended December 31,
                                       ----------------------------
                                           2001            2000
                                       ------------   -------------

  Mutual funds                         $ (6,902,662)  $  (8,961,162)
  Chiquita Brands International, Inc.
    common stock                           (138,883)     (8,440,094)
                                       ------------   -------------
                                       $ (7,041,545)  $ (17,401,256)
                                       ============   =============

RELATED PARTY TRANSACTIONS
--------------------------

  During the years ended December 31, 2001 and 2000, the Plan purchased 71,913 and 2,020,863 shares and sold 842,301 and 1,777,587 shares, respectively, of Chiquita Brands International,
Inc. common stock. All purchases and sales were conducted at market prices.

  While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan.

NONPARTICIPANT-DIRECTED INVESTMENTS
-----------------------------------

   Information about the changes in net assets of nonparticipant-directed investments follows:

                                        Year Ended December 31,
                                       ------------------------
                                           2001         2000
                                       -----------  -----------
  Changes in net assets:
     Contributions                     $        --  $ 3,367,013
     Dividends                                  --           --
     Net depreciation in fair value             --   (1,800,090)
     Benefits paid to participants              --     (163,717)
     Transfers to participant-directed
      investments                               --   (4,371,699)
                                       -----------  -----------
                                       $        --  $(2,968,493)
                                       ===========  ===========

  On November 23, 2000, the Plan was amended to allow participants to direct any investment balance to any of the Plan's investment options. Since January 16, 2001, participants have not been permitted to direct new contributions, or allocate prior contributions, to the Chiquita Common Stock Fund. Previously, certain amounts invested in Chiquita Common Stock represented a nonparticipant-directed investment.

TAXES
-----

  The Plan has received determination letters from the Internal Revenue Service dated November 11, 1996 and March 3, 1998, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Because the Plan has been amended since the most recent determination letter, it applied for a new determination letter on February 20, 2002, to include the new amendments. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan Sponsor will take the necessary steps, if any, to maintain the Plan's qualified status.

              CHIQUITA SAVINGS AND INVESTMENT PLAN
            SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                      (HELD AT END OF YEAR)
                        DECEMBER 31, 2001
                EIN No. 04-1923360, Plan No. 003


                                 Number of Shares
     Identity of Issue/         or Rate of Interest       Current
   Description of Asset          and Maturity Date         Value
---------------------------    --------------------    -------------
* Putnam S&P 500 Index Fund    336,358 units           $   9,367,560

* Putnam New Opportunities
    Fund                       188,538 shares              7,726,294

* Putnam Stable Value Fund     5,585,766 units             5,585,766

  Pimco Total Return Fund      193,360 shares              2,022,548

  Franklin Templeton Small
    Cap Growth Fund            63,536 shares               1,980,428

* The Putnam Fund for Growth
    and Income                 95,695 shares               1,695,716

* Putnam Asset Allocation:
    Balanced Portfolio         157,046 shares              1,540,623

* Putnam International
    Growth Fund                67,750 shares               1,342,808

* Putnam Voyager Fund          73,628 shares               1,273,756

* Chiquita Brands
    International, Inc.
    common stock, $.01
    par value                  1,285,537 shares              822,744

* Putnam Asset Allocation:
    Conservative Portfolio     69,945 shares                 607,821

* Putnam Asset Allocation:
    Growth Portfolio           38,061 shares                 364,241

  Participant loans            Interest rates
    receivable                 range from 5.75%
                               to 10.5%;
                               maturities range
                               from 1 to 8 years             512,183
                                                         -----------

                                                         $34,842,488
                                                         ===========

* Denotes party-in-interest.

                            SIGNATURE
                            ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                        CHIQUITA  SAVINGS  AND  INVESTMENT PLAN




Date: June 21, 2002     By: /s/ Barry H. Morris
                            --------------------------------
                            Barry H. Morris, Chairman of the
                            Employee Benefits Committee